Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(dollars in thousands)
Income (loss) before income taxes and discontinued operations	$50,339	$(10,580)	$(185,354)	$(279,506)	$51,152
Plus fixed charges:
Interest Expense on Deposits	27,977	41,329	61,905	69,136	98,128
Interest Expense on Borrowings	10,946	7,931	11,829	31,547	27,805

Fixed Charges	$38,923	$49,260	$73,734	$100,683	$125,933
Dividends and accretion on preferred stock	$16,206	$9,882	$9,742	$1,081	—
Ratio of Earnings to Fixed Charges (Including deposit interest)	1.62	—	—	—	1.41
Ratio of Earnings to Fixed Charges (Excluding deposit interest)	2.26	—	—	—	2.84

We computed the ratio of earnings to combined fixed charges and preferred stock dividends by dividing earnings by the sum of our fixed charges and dividends accrued on our outstanding preferred stock and related discount accretion. For purposes of computing this ratio, “earnings” calculated in accordance with Item 503(d) of Regulation S-K consisted of (i) net income (loss) before income taxes and discontinued operations plus (ii) fixed charges. “Fixed charges” calculated in accordance with Item 503(d) of Regulation S-K consisted of interest on deposits plus interest on borrowed funds. Earnings including deposit interest for the years ended December 31, 2010, 2009 and 2008 were insufficient to cover fixed charges and dividends and accretion on preferred stock by $59.1 million, $83.5 million and $101.8 million, respectively.

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